Exhibit 99.1

Sphere 3D Reports Fourth Quarter and Fiscal Year 2015 Financial Results

SAN JOSE, Calif. – March 30, 2016 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today reported financial results for its fourth quarter and fiscal year ended December 31, 2015.

“We are making meaningful progress in realizing our strategy of becoming a significant and trusted provider of virtualization, containerization and hybrid cloud solutions,” said Eric Kelly, CEO of Sphere 3D. “The key partnerships we have forged over the last year have provided us the framework to build and grow our business as we continue to drive adoption and to increase our sales pipeline. As we grow the roster of enterprise customers and go-to-market partners, we expect to transition to top line growth, as we simultaneously focus on operational improvements to drive shareholder value.”

Fourth Quarter 2015 Financial Results:

The following financial results for the fourth quarter of 2015 include contribution from our 2014 acquisition of Overland Storage for the full three months and reflect contribution for a partial period from December 2, 2014 through December 31, 2014. Contribution from our 2015 purchase of RDX assets from Imation is included for the full three months of the fourth quarter of 2015, and is not reflected in the comparative results for the fourth quarter of 2014.

  Net revenue for the fourth quarter of 2015 was $18.9 million, compared to $9.5 million for the fourth quarter of 2014.
  Product revenue for the fourth quarter of 2015 was $16.6 million, compared to $8.6 million for the fourth quarter of 2014.

  Disk systems revenue was $11.2 million, compared to $4.9 million for the fourth quarter of 2014. Disk systems is defined as RDX, SnapServer family, V3 virtual desktop infrastructure, and Glassware derived products.

  Tape archive revenue was $5.4 million, compared to $3.7 million for the fourth quarter of 2014.

  Service revenue was $2.3 million, compared to $0.9 million in the fourth quarter of 2014.

  Gross margin for the fourth quarter of 2015 was 28.5%, compared to 37.6% for the fourth quarter of 2014. Non-GAAP gross margin for the fourth quarter of 2015 was 31.9%. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the Use of GAAP and Non-GAAP Financial Measures section of this announcement. See also, “Non-GAAP Reconciliations” below.

  Operating expenses for the fourth quarter of 2015 were $25.0 million, which included $10.7 million of impairment of acquired intangible assets related to the Overland Storage acquisition, compared to $8.4 million for the fourth quarter of 2014.

  Share-based compensation expense for the fourth quarter of 2015 was $3.1 million, compared to $0.7 million for the fourth quarter of 2014. Depreciation and amortization was $1.7 million in fourth quarter of 2015, compared to $1.1 million in the fourth quarter of 2014.

  Net loss for the fourth quarter of 2015 was $18.6 million, or a net loss of $0.44 per share, compared to a net loss of $5.4 million, or a net loss of $0.20 per share, in the fourth quarter of 2014.

  Adjusted EBITDA for the fourth quarter of 2015 was a net loss of $4.4 million, or a net loss of $0.10 per share, based on 42.2 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $2.1 million, or net loss of $0.07 per share based on 27.8 million weighted average shares outstanding for the fourth quarter of 2014. Adjusted EBITDA is a non- GAAP measure presented as net loss before interest expense, income taxes, acquisition costs, depreciation and amortization, share-based compensation, warrant liability revaluation and impairment of acquired intangible assets. For additional information regarding the non-GAAP financial measures discussed in this release, please see “Use of GAAP and Non-GAAP Financial Measures” and "Non-GAAP Reconciliations" below.

Fiscal Year Financial Results:

The following financial results for the year ended December 31, 2015 reflect contribution from the Overland Storage acquisition for the full year and the contribution from the Imation RDX acquisition from August 10, 2015. The Overland Storage acquisition is reflected for a partial period from December 2, 2014 through December 31, 2014 in the comparative results for the prior year and the contribution from the Imation RDX acquisition is not reflected in the comparative results for the prior year.

  Net revenue for 2015 was $76.2 million, compared to net revenue of $13.5 million for the full year of 2014.
  Product revenue for 2015 was $65.5 million, compared to product revenue of $12.2 million for the full year of 2014.

  Disk systems revenue was $39.8 million, compared to $8.5 million for the full year of 2014. Disk systems is defined as RDX, SnapServer family, V3 virtual desktop infrastructure, and Glassware derived products.

  Tape archive revenue was $25.7 million, compared to $3.7 million for the full year of 2014.

  Service revenue was $10.7 million, compared to $1.3 million for the full year of 2014.

  Gross margin for 2015 was 29.7% compared to 39.6% for 2014.

  Operating expenses for 2015 were $67.5 million, which included $10.7 million of impairment of acquired intangible assets related to the Overland Storage acquisition, compared to $17.4 million for 2014.

  Net loss for 2015 was $47.2 million, or a loss of $1.24 per share, compared to a net loss of $12.7 million, or a loss of $0.53 per share for 2014.

  Adjusted EBITDA (a non-GAAP measure presented in the same manner described above) for 2015 was a loss of $20.5 million, or a net loss of $0.54 per share, compared to an adjusted EBITDA of a loss of $3.4 million, or a net loss of $0.14 per share in 2014.

  Cash and cash equivalents at December 31, 2015 were $8.7 million. At December 31, 2015, the Company had $17.4 million outstanding under its credit facilities ($10.0 million of which is from a related party) and $19.5 million outstanding under its note from a related party.

Corporate Financing Update:

We have entered into a non-binding proposal with a commercial bank which sets forth proposed terms upon which such bank would provide us up to $20.0 million in debt financing. We are in the process of negotiating definitive documentation relating to the new proposed financing with the bank, which consummation will be subject to a number of customary closing conditions for a transaction of this nature. Assuming the closing of the financing, we expect to use portions of the proceeds to repay our existing credit facility with Silicon Valley Bank and to repay $5.0 million of our related party credit facility. We would also expect the remaining $5.0 million under our related party credit facility to be refinanced into the outstanding convertible note. As of the date of this report, uncertainty exists as to the ultimate completion of these proposed transactions, and there are no assurances that our negotiation efforts will result in any definitive agreements.

The Company has entered into a warrant exchange agreement (the "Warrant Exchange Agreement") with an existing holder pursuant to which the Company agreed to issue a warrant (the "New Warrant") for the purchase of up to 7,199,216 common shares (the “Warrant Shares”), no par value (the "Common Shares"), in a privately negotiated exchange under Section 3(a)(9) of the Securities Act of 1933, as amended, in exchange for the surrender and cancellation of previously outstanding warrants for the purchase of up to, in aggregate, 3,031,249 Common Shares (the "Previously Outstanding Warrants"). The Previously Outstanding Warrants were issued pursuant to certain purchase and subscription agreements entered into in May, August and September 2015.

  The terms of the New Warrant are substantially similar to the Previously Outstanding Warrants except (i) in the case of 1,855,469 New Warrants, the exercise price has changed from $4.00 per Common Share (under 781,250 Previously Outstanding Warrants) to $1.22 per Common Share, (ii) in the case of 5,343,747 New Warrants, the exercise price has changed from $2.33 per Common Share (under 2,249,999 Previously Outstanding Warrants) to $1.22 per Common Share, and (iii) the expiry date has changed from various dates between May 18, 2020 and September 22, 2020 to April 14, 2016. However, if the Holder exercises the New Warrant for the purchase of at least 3,031,249 common shares before April 14, 2016, then the expiry date for the balance of any unexercised portion of the New Warrant shall become March 25, 2021. On March 25, 2016, the Holder exercised 3,031,249 of the Warrant Shares for 3,031,249 common shares pursuant to which the Company received $3.7 million in proceeds. The expiration date for the remaining balance of the New Warrant is March 25, 2021.

  The Holder beneficially owns Common Shares representing approximately 6% of the issued and outstanding Common Shares and, immediately prior to the transaction contemplated by the Warrant Exchange Agreement (the "Warrant Exchange"), beneficially owned Common Shares and Common Shares issuable upon exercise of the Previously Outstanding Warrants representing approximately 12% of the issued and outstanding Common Shares on a partially diluted basis. Following completion of the Warrant Exchange, the Holder beneficially will own Common Shares and Common Shares issuable upon exercise of the New Warrants representing approximately 18% of the issued and outstanding Common Shares on a partially diluted basis.

  The Warrant Exchange Agreement constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company intends to file a material change report in connection therewith with the applicable Canadian securities regulatory authorities. However, such material change report will not be filed at least 21 days before the completion of the Warrant Exchange in order to allow the Company to secure the financing opportunities relating to the Warrant Exchange.

  The Company is relying on the exemptions from the "formal valuation" and "minority approval" requirements under MI 61-101, respectively, based on the fact that the subject matter of, or consideration for, the Warrant Exchange insofar as it involves interested parties, as determined in accordance with MI 61-101, does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

Use of GAAP and Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that excludes from the statement of operations the effects of interest expense, income taxes, acquisition costs, depreciation and amortization, share-based compensation, warrant liability revaluation and impairment of acquired intangible assets. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate its business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and these non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for, or superior to, GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

Investor Conference Call:

Sphere 3D will host an investor conference call today at 5:00 p.m. EST (2:00 p.m. PST) to discuss the Company’s 2015 fourth quarter and fiscal year financial results. To access the call, dial (844) 268-1747 (Toll Free) or (918) 559-5655 (International) and give the participant pass code 74336246. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (855) 859-2056 (Toll Free U.S. and Canada) or +1 (404) 537-3406 (International) and entering replay access code 74336246. The replay will be available beginning approximately two hours after the call and will remain available for one week.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with state of the art storage solutions. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3®, RDX®, and NEO®. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; our inability to obtain additional debt or equity financing; any increase in our future cash needs; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Net revenue	$18,869	$9,467	$76,165	$13,469
Cost of revenue	13,493	5,906	53,546	8,133
Gross profit	5,376	3,561	22,619	5,336

Operating expenses:
Sales and marketing	6,314	2,851	23,569	5,153
Research and development	2,579	655	9,916	655
General and administrative	5,419	4,937	23,271	11,567
Impairment of acquired intangible assets	10,702	-	10,702	-
	25,014	8,443	67,458	17,375
Loss from operations	(19,638)	(4,882)	(44,839)	(12,039)
Interest expense - related party	(594)	(207)	(2,710)	(207)
Interest expense	(105)	(26)	(355)	(240)
Other income (expense), net	193	(281)	(689)	(194)
Loss before income taxes	(20,144)	(5,396)	(48,593)	(12,680)
(Benefit from) provision for income taxes	(1,545)	42	(1,366)	42
Net loss	$(18,599)	$(5,438)	$(47,227)	$(12,722)

Net loss per share:
Basic and diluted	$(0.44)	$(0.20)	$(1.24)	$(0.53)

Shares used in computing net loss per share:
Basic and diluted	42,163	27,843	37,957	24,131

SPHERE 3D CORP.
SELECTED BALANCE SHEETS INFORMATION
(In thousands)

	December 31,	December 31,
	2015	2014
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$8,661	$4,258
Accounts receivable	13,401	15,488
Inventories	11,326	9,936
Other current assets	3,155	2,457
Total current assets	36,543	32,139
Property and equipment, net	3,972	4,427
Intangible assets, net	54,019	73,271
Goodwill	44,132	38,821
Other assets	445	605
Total assets	$139,111	$149,263

LIABILITIES AND EQUITY
Current liabilities	$46,397	$37,051
Long-term debt — related party	19,500	19,500
Long-term deferred tax liabilities	2,755	4,387
Other long-term liabilities	2,319	3,185
Shareholders' equity	68,140	85,140
Total liabilities and equity	$139,111	$149,263

SPHERE 3D CORP.
NON-GAAP RECONCILIATIONS
(In thousands except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenue	$18,869	$9,467	$76,165	$13,469

Gross Profit - GAAP	$5,376	$3,561	$22,619	$5,336
Intangible asset amortization	647	-	2,608	-
Gross Profit - Non -GAAP	$6,023	$3,561	$25,227	$5,336

Gross Margin Percentages
GAAP	28.5%	37.6%	29.7%	39.6%
Non-GAAP	31.9%	37.6%	33.1%	39.6%

Net loss	$(18,599)	$(5,438)	$(47,227)	$(12,722)
Less:
Interest	699	233	3,065	447
Tax	(1,545)	42	(1,366)	42
Impairment of acquired intangible assets	10,702	-	10,702	-
Depreciation and amortization	1,713	1,127	7,450	3,453
Share-based compensation	3,137	658	7,154	3,253
Acquisition costs	-	1,308	218	2,166
Warrant revaluation gain	(478)	-	(478)	-
Adjusted EBITDA - (Non-GAAP)	$(4,371)	$(2,070)	$(20,482)	$(3,361)

Net loss per share:
Basic and diluted	$(0.44)	$(0.20)	$(1.24)	$(0.53)

Adjusted Net loss per share:
Basic and diluted	$(0.10)	$(0.07)	$(0.54)	$(0.14)

Shares used in computing net loss and adjusted net loss per share:
Basic and diluted	42,163	27,843	37,957	24,131

Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, impairment of acquired technology, depreciation and amortization, share-based compensation, acquisition costs, and warrant liability revaluation. These non-GAAP financial measures are non-GAAP gross margin and adjusted EBITDA. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate its business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and these non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investor Contact:
The Blueshirt Group
Mike Bishop
Tel: +1 415-217-4968
mike@blueshirtgroup.com